LA ROSA HOLDINGS CORP.

1420 Celebration Blvd., 2nd Floor

Celebration, FL 34747

(321) 250-1799

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Stacie Gorman, Staff Attorney

Re:	La Rosa Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-264372

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 28, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on Friday, September 29, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this matter, please do not hesitate to contact our counsel Ross Carmel of Carmel, Milazzo & Feil LLP at (646) 838-1310.

Very truly yours,

LA ROSA HOLDINGS CORP.

By:	/s/Joseph La Rosa
Joseph La Rosa
Chief Executive Officer